EXHIBIT 3.3

CERTIFICATE OF CORRECTION
OF
FORBES ENERGY SERVICES LTD.
1.The name of the filing entity is Forbes Energy Services Ltd. (the “Company”).
2.    The file number issued to the filing entity by the Secretary of State is 801465230.
3.    The filing instrument to be corrected is the Certificate of Conversion which was filed in the Office of the Secretary of State on August 12, 2011.
4.    The following error was made in the first sentence of Article Seven of the filing instrument:
“The total number of shares of all classes of stock that the corporation is authorized to issue is fifty-five million (55,000,000) shares, consisting of one hundred twelve million five hundred thousand (112,500,000) shares of Common Stock, $0.04 par value per share (the “Common Stock”), and ten million (10,000,000) shares of Preferred Stock, $0.01 par value per share (the “Preferred Stock”).”
5.    The first sentence of Article Seven of the filing instrument is hereby corrected to read in its entirety as follows:
“The total number of shares of all classes of stock that the corporation is authorized to issue is one hundred twenty-two million five hundred thousand (122,500,000) shares, consisting of one hundred twelve million five hundred thousand (112,500,000) shares of Common Stock, $0.04 par value per share (the “Common Stock”), and ten million (10,000,000) shares of Preferred Stock, $0.01 par value per share (the “Preferred Stock”)."
6.    The filing instrument identified in this Certificate contained an erroneous statement. This Certificate of Correction is submitted for the purpose of correcting the filing instrument.
7.    After the Secretary of State files this Certificate of Correction, the filing instrument is considered to have been corrected on the date the filing instrument was originally filed except as to persons adversely affected. As to persons adversely affected by the correction, the filing instrument is considered to have been corrected on the date this Certificate of Correction is filed by the Secretary of State.
The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

DATE: May 14, 2014                    /s/ L. Melvin Cooper_____________________
L. Melvin Cooper
Senior Vice President, Chief Financial Officer
and Assistant Secretary